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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              FEDDERS CORPORATION
                       (Name of Subject Company (Issuer))

                              FEDDERS CORPORATION
                       (Name of Filing Person (Offeror))

                                  Common Stock
                       (Titles of Classes of Securities)

                                   313135501
                    (CUSIP Numbers of Classes of Securities)

                            ROBERT N. EDWARDS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              FEDDERS CORPORATION
                             505 MARTINSVILLE ROAD
                         LIBERTY CORNER, NJ 07938-0813
                                 (908) 604-8686
          (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:

                              MARK C. SMITH, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE+
-----------------------------------------------------------------------------------------------------------
                     $37,650,000                                            $3,463.80
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 2,100,000 shares of Fedders Corporation ("Fedders") Series A Cumulative Preferred Stock, par value $0.01 per share, ("Series A Cumulative Preferred Stock") for 15,000,000 shares of Fedders Common Stock, par value $0.01 per share ("Common Stock"). The amount is estimated based upon the (a) average of the high and the low price per share of Fedders Common Stock on October 22, 2002, as reported on the New York Stock Exchange, multiplied by (b) 15,000,000, representing the maximum number of shares of Fedders Common Stock to be exchanged.

+ Calculated as .0092% of the Transaction Valuation

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount previously paid: ---------------
      Filing party: -------------------------
      Form or registration No.: -------------
      Date filed: ---------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     This Schedule TO relates to the offer by Fedders Corporation, a Delaware corporation ("Fedders"), (i) to exchange (the "Exchange Offer") 2,100,000 shares of Fedders Series A Cumulative Preferred Stock (the "Series A Cumulative Preferred Stock") for currently outstanding shares of Fedders Common Stock (the "Common Stock"), at the exchange rate of 0.14 shares of Series A Cumulative Preferred Stock for each share of Common Stock tendered. Subject to the terms and conditions of the Exchange Offer, Fedders will issue up to 2,100,000 shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of the Common Stock to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. The Exchange Offer is conditioned upon the tender of at least 5,000,000 shares of Common Stock. Fedders reserves the right to extend or terminate the Exchange Offer, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of Common Stock, and is subject to customary conditions. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular, dated October 29, 2002, (the "Offering Circular") and in the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Fedders reserves the right to waive any and all conditions to the Exchange Offer. The Offering Circular and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the Offering Circular under the titles "Summary Term Sheet" and "Terms of the Exchange Offer" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The issuer of the securities subject to the Exchange Offer is Fedders Corporation, a Delaware corporation. Fedders' executive offices are located at 505 Martinsville Road, Liberty Corner, New Jersey 07938-0813. Fedders' telephone number is (908) 604-8686.

     (b) The subject security is Fedders' Common Stock. As of October 15, 2002, 30,091,065 shares of Common Stock were issued and outstanding.

     (c) The Common Stock is currently listed on the New York Stock Exchange under the symbol "FJC." The information set forth in the Offering Circular under the title "Market Prices and Dividends" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Fedders is the filing person and subject company. The business address and telephone number of Fedders are set forth under Item 2(a) of this Schedule TO.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Fedders:

Sal Giordano, Jr. .............  Chairman of the Board and Chief Executive Officer
William J. Brennan.............  Director
David C. Chang.................  Director
Michael L. Ducker..............  Director
Joseph Giordano................  Director
C. A. Keen.....................  Director
Howard S. Modlin...............  Director

S.A. Muscarnera...............  Director
Anthony E. Puleo..............  Director
Michael B. Etter..............  President and Chief Operating Officer
Jordan L. Bruno...............  Vice President, Taxes
Michael W. Carr...............  Senior Vice President, Human Resources
Nancy DiGiovanni..............  Treasurer
Robert N. Edwards.............  Vice President and General Counsel
Daryl G. Erbs.................  Group Vice President, International and Unitary Products
Michael Giordano..............  Executive Vice President, Finance and Administration and Chief Financial
                                Officer
Salvatore Giordano III........  Group Vice President, Engineered Products
Kent E. Hansen................  Executive Vice President and Secretary
Judy A. Katz..................  Vice President, Strategic Planning
Robert L. Laurent, Jr. .......  Executive Vice President, Acquisitions and Alliances
Joseph B. Noselli.............  Corporate Controller

     The business address and telephone number for all of the above directors and executive officers is c/o Fedders Corporation, 505 Martinsville Road, Liberty Corner, New Jersey 07938-0813 and (908) 604-8686.

     Pursuant to General Instruction C to Schedule TO, the following are the controlling persons of Fedders:

Giordano Holding Corporation...  Holding company as to which Salvatore Giordano, Sal
                                 Giordano, Jr. and Joseph Giordano share voting and
                                 investment power
Salvatore Giordano.............  Chairman Emeritus
Sal Giordano, Jr. .............  Chairman and Chief Executive Officer
Joseph Giordano................  Director

     The business address and telephone number for the above controlling persons is c/o Fedders Corporation, 505 Martinsville Road, Liberty Corner, New Jersey 07938-0813 and (908) 604-8686.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the sections of the Offering Circular titled "Summary Term Sheet," "Terms of the Exchange Offer," "The Exchange Offer," " Certain United States Federal Income Tax Considerations," "Summary Historical and Pro Forma Financial Information," "Selected Consolidated Historical Financial Information," "Selected Unaudited Pro Forma Condensed Consolidated Financial Data" and "Description of Capital Stock" is incorporated herein by reference.

     (b) Fedders has been advised that none of its directors, executive officers or affiliates intend to tender their shares of Common Stock in the Exchange Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The Company has in effect a stock option plan, which was approved by its stockholders, pursuant to which incentive and non-qualified stock options may be granted to employees and non-qualified stock options may be granted to non-employee directors. Approximately 80 employees currently hold options to purchase 2,514,386 shares of the Company's Common Stock at prices ranging from $3.02 per share to $5.00 per share and expiration dates ranging from December 2004 to June 2007. The option plan provides that options must be granted at an exercise price equal to the closing price of the Common Stock on the New York Stock Exchange on the date of grant and may not be exercised prior to one year from the date of grant. Options to purchase approximately one-half of the shares subject to grant may not be exercised until the end of the five-year term unless a sales target is achieved. The balance of the options have restrictions on vesting such that only 25% of the shares covered by the option may be purchased each year beginning one year from the date of grant.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)      The information set forth in the section of the Offering
         Circular titled "Summary Term Sheet -- What is the purpose of the Exchange Offer," is incorporated herein by reference.
(b) The Common Stock acquired pursuant to the Exchange Offer will be held as treasury stock.
(c)(1)   None.
(c)(2)   None.
(c)(3)   The information set forth in the sections of the Offering
         Circular titled "Summary Term Sheet -- What is the purpose of the Exchange Offer," "Terms of the Exchange Offer"
         "Summary Historical and Pro Forma Financial Information,"
         "Selected Consolidated Historical Financial Information,"
         "Selected Unaudited Pro Forma Condensed Consolidated
         Financial Data" and "Capitalization" is incorporated herein by reference.
(c)(4)   None.
(c)(5)   None.
(c)(6)   None.
(c)(7)   None.
(c)(8)   None.
(c)(9)   None.
(c)(10)  None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) No outside financing is required in order to complete the proposed Exchange Offer. Fedders will use cash on hand to make cash payments in lieu of fractional shares.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The following table states the number and percentage of outstanding shares of Common Stock beneficially owned as of October 15, 2002 by the officers and directors of Fedders, and their respective associates

                         BENEFICIAL OWNERSHIP TABLE(1)
                             AS OF OCTOBER 15, 2002

                                        COMMON STOCK                     CLASS B STOCK              TOTAL OF ALL CLASSES
                            ------------------------------------   --------------------------   -----------------------------
                                                                                                                 PERCENT OF
                            BENEFICIALLY            PERCENT OF     BENEFICIALLY    PERCENT OF   BENEFICIALLY       TOTAL
NAME OF BENEFICIAL OWNER       OWNED                  CLASS           OWNED          CLASS         OWNED        OUTSTANDING
------------------------    ------------          --------------   ------------    ----------   ------------   --------------
DIRECTORS
Sal Giordano, Jr. ........   1,995,814(2)(3)(5)             6.6%    2,488,822(7)      99.8%      4,484,636              13.76%
William J. Brennan........      79,654                        *                         --          79,654                  *
David C. Chang............      23,177                        *                         --          23,177                  *

                                        COMMON STOCK                     CLASS B STOCK              TOTAL OF ALL CLASSES
                            ------------------------------------   --------------------------   -----------------------------
                                                                                                                 PERCENT OF
                            BENEFICIALLY            PERCENT OF     BENEFICIALLY    PERCENT OF   BENEFICIALLY       TOTAL
NAME OF BENEFICIAL OWNER       OWNED                  CLASS           OWNED          CLASS         OWNED        OUTSTANDING
------------------------    ------------          --------------   ------------    ----------   ------------   --------------
Michael L. Ducker.........      13,269                        *                         --          13,269                  *
Joseph Giordano...........   1,478,649(2)(3)(6)             4.9%    2,488,822(7)      99.8%      3,967,471              12.18%
C.A. Keen.................      72,920                        *            --           --          72,920                  *
Howard S. Modlin..........     687,787(4)                   2.3%           --           --         687,787                2.1%
S.A. Muscarnera...........     191,502                        *            --           --         191,502                  *
Anthony E. Puleo..........      59,854                        *            --           --          59,854                  *
OFFICERS
Jordan Bruno..............          --                       --            --           --              --                 --
Nancy DiGiovanni..........       3,005                                     --           --           3,005                  *
Robert N. Edwards.........          --                       --            --           --              --                 --
Daryl G. Erbs.............          --                       --            --           --              --                 --
Michael B. Etter..........      15,000                        *            --           --          15,000                  *
Michael Giordano..........      82,688                        *            --           --          82,688                  *
Sal Giordano III..........       3,829                        *            --           --           3,829                  *
Kent E. Hansen............      20,197                        *            --           --          20,197                  *
Judy Katz.................       3,502                        *            --           --           3,502                  *
Robert L. Laurent, Jr. ...     344,419                      1.1%           --           --         344,419               1.05%
Joseph B. Noselli.........          --                       --            --           --              --                 --
Michael Carr..............          --                       --            --           --              --                 --
Total Officers and
  Directors...............   4,095,765                    13.61%    2,488,822         99.8%      6,584,587              20.21%

---------------

 *  Less than 1%

(1) All amounts shown include shares which the named individuals have the right to acquire beneficial ownership of within 60 days as a result of the transactions described in Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

(2) The amount shown includes 744,519 shares which are held by corporations in which Messrs. Sal Giordano, Jr. and Joseph Giordano are officers, directors and stockholders and share voting and investment power over such shares.

(3) Includes 234,982 shares held in a trust of which Messrs. Sal Giordano, Jr. and Joseph Giordano are trustees.

(4) Includes 674,542 shares owned by members of Mr. Modlin's family, as to which Mr. Modlin disclaims beneficial ownership.

(5) Includes 18,119 shares of record held by Mr. Giordano's wife, 264,659 shares of record by Mr. Giordano's wife in trust for their grandchildren, as to which Mr. Giordano disclaims beneficial ownership, and 71,630 shares held by Mr. Giordano as trustee for himself.

(6) Includes 71,630 shares held by Mr. Giordano in trust as trustee for himself and 192,769 shares held by Mr. Giordano in trust for his grandchildren.

(7) Shares owned by Giordano Holding Corporation, as to which Messrs. Sal Giordano, Jr. and Joseph Giordano share voting and investment power.

     (b)  None.

    No other persons, specified in Instruction 1 to Item 1008(b) of Regulation M-A, transacted in the Exchange Offer Securities during the past 60 days.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) The information set forth in the sections of the Offering Circular titled "The Exchange Offer," is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     (a),(b) The information set forth in the sections of the Offering Circular titled "Summary Historical and Pro forma Financial Information," "Selected Consolidated Historical Financial Information," "Selected Unaudited Pro Forma Condensed Consolidated Financial Information," and the financial statements and information contained in the reports set forth in the section of the Offering Circular titled "Incorporation of Documents by Reference" are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

    (a)(1)  None.
    (a)(2)  The Exchange Offer is conditioned upon approval of the New
            York Stock Exchange for listing the shares of Series A
            Cumulative Preferred Stock.
    (a)(3)  Not applicable.
    (a)(4)  Not applicable.
    (a)(5)  None.
    (b)     None.

ITEM 12. EXHIBITS.

    (a)(1)(A)  Offering Circular dated October 29, 2002.(1)
    (a)(1)(B)  Letter of Transmittal.(1)
    (a)(1)(C)  Notice of Guaranteed Delivery.(1)
    (a)(1)(D)  Letter to Broker-Dealers.(1)
    (a)(1)(E)  Letter to Clients.(1)
    (a)(1)(F)  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.(1)
    (a)(5)(A)  Press release dated October 3, 2002.(2)
    (a)(5)(B)  Letter to Stockholders of the Company from Sal Giordano,
               Jr., Chairman of the Board and Chief Executive Officer, dated October 29, 2002
    (b)        Not applicable.
    (d)(1)     Certificate of Designation, Preferences, Rights and
               Limitations of Series A Cumulative Preferred Stock.(1)
    (d)(2)     Form of Stock Option Agreements.(1)
    (g)        Not applicable.
    (h)        Not applicable.

---------------

(1) Filed herewith.

(2) Incorporated by reference to Fedders' Schedule TO-C dated October 3, 2002.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ ROBERT N. EDWARDS
                                            ------------------------------------
                                              Robert N. Edwards, Esq.
                                              Vice President and General Counsel

Date: October 29, 2002